SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   AMENDMENT NO. 3 FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                       Gourmet Gifts, Inc.
         (Name of Small Business Issuer in its charter)

     Nevada                                     88-0375818
(State or other jurisdiction of    (I.R.S. Employer Identification  No.)
incorporation or organization)

253 D'Emerald, Sparks, Nevada                     89434
(Address of principal executive offices)          (Zip Code)

Issuer's telephone number:  (702) 254-5069

Securities to be registered under Section 12(b) of the Act:

  Title of each class                Name of each exchange on which
  to be so registered                each class is to be registered

_____________________________        ______________________________
_____________________________        ______________________________

Securities to be registered under Section 12(g) of the Act:

     Common, par value $0.001
             (Title of Class)

                       GOURMET GIFTS, INC.

                           FORM 10-SB

                        TABLE OF CONTENTS

PART I
                                                         Page

Item 1. Description of Business                                                3

Item 2. Management's Discussion and Analysis or Plan of Operation              8

Item 3. Description of Property                                                9

Item 4. Security Ownership of Certain Beneficial Owners and Management         9

Item 5. Directors, Executive Officers, Promoters and Control Persons          10

Item 6. Executive Compensation                                                11

Item 7. Certain Relationships and Related Transactions                        12

Item 8. Description of Securities                                             13

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and
         other Shareholder Matters                                            14

Item 2. Legal Proceedings                                                     15

Item 3. Changes in and Disagreements with Accountants                         15

Item 4. Recent Sales of Unregistered Securities                               15

Item 5. Indemnification of Directors and Officers                             16

PART F/S

        Financial Statements                                                  16

PART III

Item 1. Index to Exhibits                                                     17

      Signatures                                                              18

FORWARD-LOOKING STATEMENT NOTICE

        When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, operating results, and financial position. Persons reviewing this report are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Such factors are discussed under the headings "Item 1. Description of Business," and "Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations," and also include general economic factors and conditions that may directly or indirectly impact the Company's financial condition or results of operations.

        Gourmet Gifts, Inc. (the "Company" or "Gourmet") is filing this registration statement on Form 10-SB to voluntarily become a reporting company under the Exchange Act, because this is a specific requirement for obtaining a listing on the OTC Bulletin Board and because we believe this will facilitate the development of a public market in the future. Furthermore, we believe it is difficult to find reputable-dealer brokers willing to look at us and make a market in our stock unless we are a reporting company. Even if we become a reporting company, there is no assurance that we will be able to interest any broker-dealer in making a market in our stock or that a trading market in the common stock will be established or exist at any time in the future. Consequently, anyone who acquires stock in the Company may hold an investment with little or no liquidity.

                             PART I

Item 1.  Description of Business

General

     Gourmet was incorporated in the State of Nevada on September 24, 1997. The purpose of the Company was to engage in the catalogue retail gift business. The Company's principal product entailed the packaging, sale and delivery of seasonal gourmet food and beverage items. Such items included fruits, pastries, steaks, candies, nuts, wines, champagnes, coffees and other seasonal items targeting the respective holiday.

        In September 1998, the Company registered with the Securities Division of the Nevada Secretary of State and sold its common stock under the federal exemption of Rule 504 of Regulation D, and successfully raised $32,300 in cash. With these funds, the Company marketed its product through the 1998 holiday season by mailing brochures and flyers to personal contacts of the Company's officers and directors, and to certain professionals like realtors and insurance agents who had a potential need for the Company's product. The marketing campaign targeted the Las Vegas and Reno-Tahoe areas of Nevada. However, the Company's venture did not prove successful. In August of 1999, the Company abandoned the gourmet gift catalogue business, sold the related inventory, and decided to pursue other business opportunities. Since that date, Gourmet has been a dormant "shell" company with no activity other than seeking to acquire an interest in a business with long-term growth potential.

     The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

        Gourmet registered its common stock under Section 12(g) of the Exchange Act, which subjects the Company to Section 13 of that Act. Section 13 requires companies to file periodical and other reports with the SEC. As a result, reporting companies must incur additional administrative, legal, professional, accounting and auditing costs. In particular, Section 13 requires companies to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable business combination. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

Selection of a Business

     The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth", the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

     Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services.

     The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many instances management of such a venture will not have proved its ability, the eventual market of such venture's product or services will likely not be established, and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

        As a "shell" company seeking a business venture, the decision of management will not be controlled by an attempt to capitalize on any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

     The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors.

     The decision to participate in a specific business may be based on management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and other factors which are difficult, if not impossible, to analyze through any objective criteria. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

     The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

        Although there is no present potential, it is possible in the future that the Company may select to acquire or merge with a business or company in which the Company's promoters, management or affiliates directly or indirectly have an ownership interest. Furthermore, the Company may issue common stock to its promoters, management or affiliates in such an acquisition or merger, or for other adequate consideration such as cash or services rendered on behalf of the Company. The Company's Articles of Incorporation and Bylaws do not express a policy regarding transactions involving interested officers or directors. However, Management intends to comply with Section 78.140 of the Nevada Revised Statutes, which permits a Nevada corporation to transact with one or more of its officers and directors if the transaction is fair to the corporation at the time such transaction is authorized, or there is full disclosure and the transaction is ratified by a majority of disinterested directors or a majority of shareholders.

        If the Company is unsuccessful in acquiring a business opportunity, its ability to continue as a going concern will be seriously jeopardized. Management will be forced to either raise additional capital through debt and equity financing or to dissolve the Company.

Acquisition of a Business

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

     In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's common stock held by them at a significant premium over their original investment in the Company. It is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the number of "restricted securities" held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the restrictions no longer apply. As a result of such sales, affiliates of the entity participating in the business reorganization with the Company would acquire a higher percentage of equity ownership in the Company. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

     In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company. The issuance of substantial additional securities and their potential sale into any trading market that may develop in the Company's securities may have a depressive effect on such market.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986, (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company will be the acquiring corporation in a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation issue securities in such an amount that the shareholders of the acquired corporation hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

     Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles ordinarily require that such a transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

     The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

     The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

     The Company's operation following its acquisition of a business is dependent on the nature of the business and the interest acquired. The Company's present management may or may not have experience in the nature of the acquired business and is unable to predict whether the Company will be in control of the acquired business or whether the acquired business will be in control of the Company. It may be additionally expected that the acquired business will present and be subject to various risks like governmental regulation, competition and other risks that cannot be predicted at the present time.

Government Regulation

     It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses that the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

     The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable investments.

Employees

     The Company is a development stage company and currently has no employees. Executive officers will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be approximately 20 hours per month per person. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

Item 2.  Management's Discussion and Analysis or Plan of
Operation

Years Ended September 30, 2000 and 1999

     The Company's revenues from operations for the years ended September 30, 2000 and 1999 were $0 and $6,015, respectively. Cost of goods sold for those same periods were $0 and $2,543, respectively. This decrease in revenues and cost of goods sold are attributable to the Company ceasing all operations in the retail catalogue business in August of 1999. Since ceasing operations, the Company has generated no revenue and remained inactive other than seeking to acquire another business opportunity.

     The Company had expenses of $4,900 for the year ended September 30, 2000, compared to $30,197 for the year ended September 30, 1999. This decrease in expenses is due to the Company ceasing all operations in the retail catalogue business in August of 1999. Expenses for the last fiscal year consisted of professional services, bank charges, taxes and licenses, fees, rent, and interest expense. The interest expense accrued on a 12% $3,000 promissory note held by a shareholder.

     As a result of the foregoing, the Company realized a net loss of $4,900 for the year ended September 30, 2000, compared to a net loss of $26,725 for the year ended September 30, 1999. Again, this decrease is attributable to the Company ceasing unprofitable operations in the retail catalogue business, and incurring maintenance expenses related to the general corporate administration of an inactive public corporation.

Liquidity and Capital Resources

     At September 30, 2000, the Company's assets consisted of $313 in cash on hand. The Company's liabilities consisted of a $3,000 note payable to a shareholder with $51 of interest payable, giving the Company a working capital deficit of approximately ($2,738), compared to a working capital of $2,162 at September 30, 1999. This decrease in working capital is due to the note payable as well as the past years general and administrative expenses without any cash inflow.

     The Company does not have sufficient cash to meet its operational needs for the next twelve months. Management will attempt to raise capital for its current operational needs through loans from officers, debt financing, equity financing or a combination of financing options. However, there are no existing understandings, commitments or agreements for such an infusion; nor can there be assurances to that effect. Although the Company has no material commitments for capital expenditures for the next twelve months, the Company's need for capital may change dramatically if and during that period, it acquires an interest in a business opportunity.

         The Company has been unprofitable since its inception in 1997, and unless the Company can obtain additional financing or a business opportunity, its ability to continue as a going concern for the next twelve-month period is doubtful.

     The Company's current operating plan is to (i) handle the administrative and reporting requirements of a public company, and (ii) search for potential businesses, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business venture, and there can be no assurance that the Company will identify a business venture suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage any business venture it acquires.

Item 3.  Description of Property

        The Company utilizes office space at 253 D'Emerald, Sparks, Nevada 99434, provided by Johne Phelps, an officer and director of the Company. The Company does not pay rent for this office space. The Company intends to maintain its current office situation for the next twelve months, however, the need for office space may change dramatically if and during that period, the Company acquires an interest in a business opportunity.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management

        The following table sets forth as of April 12, 2001, the number and percentage of the 896,000 issued and outstanding shares of the Company's common stock, par value $0.001, which according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name and Address
of Beneficial Owner      Common Shares      Percent of Class

Robert Deller              100,000               11.16%
2017 Tremont Lane
Reno, NV  89509

David Dorton                60,000                6.69%
2441 Tech Center Ct., #110
Las Vegas, NV  89129

Kim Farran                 120,000               13.39%
3250 Platte River Ct.
Reno, NV  89503

Justin Guidi                60,000                6.69%
355 Broadway #10
Reno, NV  89502

Jeff Holmes                 50,000                5.58%
P.O. Box 11207
Zephyr Cove, NV 89448

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

Lorrie A. Miller (1)         2,000                 0.22%
1530 Harvard Way
Reno, NV  89502

Stephen J. Nicolatus        60,000                 6.69%
856 Peach Canyon Circle
Las Vegas, NV  89134

Johne Phelps (1)            50,000                 5.58%
253 D'Emerald
Sparks, NV  89434

Leisa C. Stilwell (2)       94,000                10.49%
7604 Delaware Bay Drive
Las Vegas, NV  89128

Stanley K. Stilwell(2)      94,000                10.49%
7604 Delaware Bay Drive
Las Vegas, NV  89128

All officers and            52,000                  5.8%
directors as a
group: 2 persons

  (1)  Officer and director of the Company.

  (2)  Stanley Stilwell and Leisa Stilwell are husband and wife.
       Mr. Stilwell holds 80,000 shares directly in his name and 10,000 shares indirectly under American Pension Services, an IRA. Mrs. Stilwell holds 4,000 shares indirectly under American Pension Services, an IRA.

Item 5.  Directors, Executive Officers, Promoters and Control
Persons of the Company

     The following table sets forth the name, age and position of each Director of the Company:

Name              Age   Position and Duration

Johne Phelps      52   President, Chief Executive Officer and
                       Director since December of 1997.

Lorrie A. Miller  30   Chief Financial Officer, Secretary,
                       Treasurer and Director since July of
                       1998.

     All directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualify. Officers serve at the discretion of the Board of Directors.

     The following is information on the business experience of each director and officer.

     Johne Phelps attended Utah State University from 1966 to 1973 where he majored in Natural Resource Management. In 1986, Mr. Phelps attended the Hopkins Institute in Phoenix, Arizona where he specialized in both Marketing and Sales. Since 1997, Mr. Phelps has contracted himself out as a consultant for start-up businesses in the resort, club and restaurant sector with a focus on marketing, personnel, policy and compliance. Also in 1997, Mr. Phelps managed The Men's Club of Reno, which is restaurant and nightclub. From 1995 to 1997, Mr. Phelps was the general manager of The Brasserie, a restaurant in Reno, Nevada. From 1989 to 1995, Mr. Phelps was the Chief Executive Officer of Meridian Resort Development in Reno, Nevada.

        Lorrie A. Miller graduated from the Truckee Meadows Community College with a Certificate of Office Administration in 1990. While attending Truckee, Ms. Miller received both the Neil
J. Redfield Scholarship and the Reno Business Women's Scholarship. Since 1997, Ms. Miller has been employed as the office manager of Network Investor Communications, a public relations firm. From 1996 to 1997, Ms. Miller managed the office of Stephen E. Wilson Financial, an insurance agency. From 1992 to 1995, Ms. Miller was employed as an administrative assistant with the Casmyn Vestor Group, a company that manufactured and marketed water purification systems to developing countries. In addition, Ms. Miller has operated, part time, a home-based custom floral and wedding consultation business since 1996.

Involvement in certain legal proceedings.

     No director, executive officer, promoter or control person of the Company has been involved in any of the following events during the past five years:

a. Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c. Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

d. Being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Section 16(a) Beneficial Owner Reporting Compliance.

     The officers and directors of the Company, Lorrie A. Miller and Johne Phelps, were delinquent in filing a Form 3 with the SEC. The beneficial owners of more than ten percent of the Company's outstanding common stock, Robert Deller, Kim Farran, Stanley K. Stilwell and Leisa C. Stilwell were also delinquent in filing a Form 3 with the SEC.

        All of the above parties were informed of their filing responsibilities under Section 16(a) of the Exchange Act and to the Company's knowledge have filed the required forms.

Item 6.  Executive Compensation

        The Company has no agreement or understanding, express or implied, with any director, officer or principal stockholder, or their affiliates or associates, regarding compensation in the form of salary, bonuses, stocks, options, warrants or any other form of remuneration, for services performed on behalf of the Company. Nor are there compensatory plans or arrangements, including payments to any officer in relation to resignation, retirement, or other termination of employment with the Company, or any change in control of the Company, or a change in the officer's responsibilities following a change in control of the Company. Notwithstanding, the following table details compensation paid to officers of the Company for during the last three fiscal years.

                                Annual Compensation
                                                       Other        All Other
Name and principal position  Year   Salary  Bonus   Compensation   Compensation
                                       $      $          ($)            ($)
           (a)                (b)     (c)    (d)         (e)            (i)

Johne Phelps                2000      -0-    -0-         -0-            -0-
President, Chief            1999(1)   -0-    -0-      10,000            -0-
Executive Officer and       1998      -0-    -0-         -0-            -0-
Director

Lorrie A. Miller            2000      -0-    -0-         -0-            -0-
Secretary, Chief            1999(1)   -0-    -0-        2,214           -0-
Financial Officer and       1998      -0-    -0-         -0-            -0-
Director

(1) Compensation for consulting services performed during the start-up of operations.

Item 7.  Certain Relationships and Related Transactions

        The Company has engaged in certain transactions with Kim
Farran, an affiliate of the Company, since its inception. The following table details the date and nature of each transaction.


    Date                         Transaction

September 1997    In connection with its formation, the Company
                  issued 100,000 shares of common stock to Kim Farran for $2,000.

September 1998    Kim Farran purchased 20,000 shares of common stock
                  for $1,000 in connection with the Regulation D offering.

                  The Company paid $1,615 in commissions to Kim
                  Farran for acting as the sales agent in a securities offering exempted under Rule 504 of Regulation D of the Securities Act and registered in the State of Nevada.

August 1999       Upon liquidation, the Company sold its packaging
                  inventory to Kim Farran for $500, which Company believed to be the estimated resale value based on market observations. The Company reported a loss of $1,942 on the transaction.

1999 and  2000    The Company paid $170 in rent to Mr. Farran for
                  storing non-perishable inventory.

August 2000      The Company issued Kim Farran a two-year 12%
                 promissory note in exchange for $3,000.

        In September 1998, the Company issued 2,000 shares of common stock in a Regulation D offering to Lorrie A. Miller for $100. Ms. Miller is an officer and director of the Company.

        In May 1999, the Company paid $4,500 to Leisa Stilwell for services performed on behalf of the Company. Mrs. Stilwell is a beneficial owner of more than 5% of the Company's common stock.

        In August 1999, the Company paid $10,000 and $2,214 to officers Johne Phelps and Lorrie A. Miller, respectively, for consulting services performed during the start-up of operations.


        In December 2000, the Company received $2,950 from
Stanley K. Stilwell in exchange for a note payable in two years plus 12% annual interest, compounded. Mr. Stilwell is a beneficial owner of more than 5% of the Company's common stock.


        The Company utilizes office space at 253 D'Emerald, Sparks, Nevada 99434, provided by Johne Phelps, an officer and director of the Company. The Company does not pay rent for this office space. The Company intends to maintain its current office situation for the next twelve months, however, the need for office space may change dramatically if and during that period, the Company acquires an interest in a business opportunity.

Item 8.  Description of Securities

        The Company is authorized to issue twenty five million shares of capital stock, par value of $0.001 per share, designated as common stock. There are 896,000 fully paid and non-assessable shares of common stock currently issued and outstanding as of April 12, 2001.

Common Stock

     The shareholders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of shareholders. Shares of common stock do not carry cumulative voting rights and, therefore, a majority of the shares of outstanding common stock will be able to elect the entire Board of Directors and if they do so, minority shareholders would not be able to elect any persons to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for shareholders meetings, except with respect to certain matters for which a greater percentage quorum is required by statute or the bylaws.

     Shareholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities.

     Holders of the common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

                             PART II

Item 1.  Market Price of and Dividends on the Company's Common
Equity and Other Shareholder Matters.

        (A) Market Price. There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes certain restrictions on transactions in a "penny stock". For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and
(ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must: (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00;
(iv) two market makers; and (v) 300 shareholders.

        If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board. If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

        (B) Holders. At April 12, 2001, there were 45 holders of the Company's 896,000 shares of issued and outstanding common stock. Of that total, 624,000 are free trading since they were issued under Rule 504 of Regulation D promulgated under the Securities Act. Furthermore, the Company filed a registration statement with the State of Nevada on the Regulation D offering that went effective August 25, 1998 and closed September 30, 1998. All shares were sold within the State of Nevada.

        (C) Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings

     To the knowledge of the Company's Executive Officers and Directors, the Company is not a party to any legal proceeding or litigation and none of its property is the subject of pending legal proceeding. Further, the Officers and Directors know of no threatened or contemplated legal proceedings or litigation.

Item 3.  Changes in and Disagreements with Accountants on
Accounting and Financial Disclosure

        The Company's independent auditor for the years ended September 30, 1998 and 1997 was Albright, Persing & Associates, Ltd. In December 2000, the Company terminated the engagement of Albright, Persing & Associates as its independent auditor to lower expenses. The Board of Directors researched and approved the accounting firm of David E. Coffey to serve as independent auditor of the Company for the years ended September 30, 2000 and 1999. The Company has been advised that neither Mr. Coffey nor any of his members or associates has any relationship with the Company or any of its affiliates, except in the firm's proposed capacity as the Company's independent auditor.

        During the fiscal years ended September 30, 1998 and 1997, the financial statements of the Company did not contain any adverse opinion or disclaimer of opinion from the Company's former independent auditor, and were not modified as to uncertainty, audit scope, or accounting principles, except the reports issued by Albright, Persing & Associates contained a statement expressing doubt about the ability of the Company to continue as a going concern due to its status as a development stage company with no significant operating results. During the year ended September 30, 1998, and from that date to the present, there were no disagreements with the former independent auditor on any matter of accounting principles, financial statement disclosure, or auditing scope or procedure which, if not resolved to the former independent auditor's satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its audit report.

Item 4.  Recent Sales of Unregistered Securities

     The following is a detailed list of securities sold within the past three years without registering under the Securities
Act.

        In September 1997, the Company (in connection with its formation) issued 250,000 shares of restricted common stock in
exchange for $5,000 in cash.    The shares were issued in
reliance on the exemption from registration set forth in Section 4(2) of the Securities Act. No brokers were involved in the transactions and no commissions were paid to any person. On the basis of their position with the Company or engagement by the Company, the Company believes each of the purchasers was either accredited or sophisticated and had such knowledge of the business and financial condition of the

Company so as to make an informed investment decision. The following table shows the name of the purchaser, consideration paid and number of shares received.

Name                          Consideration         Shares Received

Robert Deller                     $2,000                100,000

Kim Farran                        $2,000                100,000

Johne Phelps                      $1,000                 50,000

        In September 1998, the Company issued 646,000 shares of common stock to approximately 42 persons in exchange for $32,300 in cash. The shares were issued under Rule 504 of Regulation D promulgated under the Securities Act. The Company filed a registration statement with the State of Nevada, which was declared effective August 25, 1998 and closed September 30, 1998. All sales were made in the State of Nevada. Kim Farran, who was licensed as an issuer agent in the State of Nevada, acted as the Company's sales agent and was paid $1,615 in commissions. The Southwest Escrow Company was paid $250 for services rendered.


Item 5.  Indemnification of Directors and Officers

     The General Corporation Law of Nevada permits provisions in the articles, by-laws or resolutions approved by shareholders which limit liability of directors for breach of fiduciary duty to certain specified circumstances, namely, breaches of their duties of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, acts involving unlawful payment of dividends or unlawful stock purchases or redemptions, or any transaction from which a director derives an improper personal benefit. The articles with these exceptions eliminate any personal liability of a Director to the Company or its shareholders for monetary damages for the breach of a Director's fiduciary duty and therefore a Director cannot be held liable for damages to the Company or its shareholders for gross negligence or lack of due care in carrying out his fiduciary duties as a Director. The Company's by-laws indemnify its Officers and Directors for any acts or omissions to act while in the scope of their duties as Officers and Directors. Furthermore, Nevada law permits indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. A director or officer must be indemnified as to any matter in which she successfully defends himself. Indemnification is prohibited as to any matter in which the director or officer is adjudged liable to the corporation.

        Insofar as indemnification for liabilities arising under the Securities Act, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


                            PART F/S

Financial Statements and Supplemental Data

        The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial Statements on page 19.

                            PART III

Index to and Description of Exhibits

SEC Ref. No.   Title of Document                                 Location

3.1        Articles of Incorporation                                  (1)
3.2        Bylaws                                                     (1)
4.0        Specimen Stock Certificate                                 (1)
10.1       Promissory Note to Kim Farran dated 8/10/2000              (2)
10.2       Promissory Note to Stanley K. Stillwell dated 12/11/2000   (3)
16.1       Letter on change in certifying accountant                  (2)

  (1) Filed with the SEC 5/10/1999 on Form 10-SB and incorporated herein by reference.

  (2) Filed with the SEC 1/12/2001 on Form 10-KSB for the fiscal year ended September 30, 1999 and incorporated herein by reference.

  (3) Filed with the SEC 2/14/2001 on Form 10-QSB for the quarterly period ended December 31, 2000 and incorporated herein by reference.

SIGNATURES

      In accordance with Section 12 of the Exchange Act, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GOURMET GIFTS, INC.


   Date:  April 12, 2001        By: /s/ Johne Phelps
                                Johne Phelps, President, Chief Executive
                                Officer, and Director


   Date:  April 12, 2001        By: /s/ Lorrie A. Miller
                                Lorrie A. Miller, Secretary, Chief Financial
                                Officer, and Director

                            PART F/S


                       GOURMET GIFTS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                      FINANCIAL STATEMENTS
                     SEPTEMBER 30,2000, AND
                        SEPTEMBER 30,1999


                              INDEX

                                                      Page Number

     INDEPENDENT ACCOUNTANT'S REPORT                       21

FINANCIAL STATEMENT

     Balance Sheets                                        22

     Statements of Operations and Deficit
     Accumulated During the Development Stage              23

     Statement of Changes in Stockholders' Equity          24

     Statements of Cash Flows                              25

     Notes to the Financial Statements                     26

DAVID E. COFFEY     3651 LINDELL ROAD, SUITE A, LAS VEGAS, NEVADA 89103
CERTIFIED PUBLIC ACCOUNTANT            (702) 871-3979

                 INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Stockholders of Gourmet Gifts, Inc.
Sparks, Nevada

I have audited the accompanying balance sheets of Gourmet Gifts, Inc. (a development stage company) as of September 30, 2000, and September 30, 1999, and the related statements of operations, cash flows, and changes in stockholders' equity for the three and twelve month periods then ended, as well as the cumulative period from September 24, 1997, (date of inception) to September 30, 2000. These statements are the responsibility of Gourmet Gifts, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gourmet Gifts, Inc. as of September 30, 2000, and September 30, 1999, and the results of operations, cash flows, and changes in stockholders' equity for the three and twelve month periods then ended, as well as the cumulative period from September 24, 1997, in conformity with generally accepted accounting principles


David Coffey, C. P. A.
Las Vegas, Nevada
November 17, 2000

                       GOURMET GIFTS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                         BALANCE SHEETS




                                             Fiscal year ended
                                   September 30,
                                        2000           1999

ASSETS

Cash                                    $   313         $   2,112
Receivable from stockholder                   0                50

     Total Assets                       $   313         $   2,162

LIABILITIES & STOCKHOLDERS' EQUITY

Accounts payable to stockholder           3,000         $       0
Interest payable                             51                 0

     Total Liabilities                    3,051                 0

Stockholders' Equity
 Common stock, authorized 25,000,000
  shares at $.001 par value, issued and
  outstanding 896,000 shares                896               896
 Additional paid-in capital              29,311            29,311
 Deficit accumulated during the
  development stage                     (32,945)          (28,045)

  Total Stockholders' Equity             (2,738)            2,162

Total Liabilities and Stockholders'     $   313        $    2,162

The accompanying notes are an integral part of these financial statements.

                       GOURMET GIFTS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
              STATEMENTS OF OPERATIONS AND DEFICIT
            ACCUMULATED DURING THE DEVELOPMENT STAGE
            (With Cumulative Figures From Inception)

                                                                                From Inception,
                    Three months ended Sept. 30, Twelve months ended Sept 30,  Sept. 24, 1997, to
                          2000           1999       2000          1999         Sept. 30,  2000
Net sales                 $       0   $       0   $        0   $      6,015   $     6,015
Cost of goods sold                0           0            0          2,543         2,543

    Gross profit                  0           0            0          3,472         3,472

Expenses
    Outside services              0           0            0             0            200
    Consulting                    0         950            0        16,715         16,715
    Office expenses               0           0            0           147            147
    Professional services     4,242         500        4,242         5,650         10,392
    Bank charges                 45          45          180           191            536
    Taxes and licenses            0          50          100           375            930
    Fees                         15           0          242             0            242
    Advertising                   0           0            0         1,799          1,799
    Spoilage                      0           0            0         3,293          3,293
    Loss on disposal of
       packaging supplies         0           0            0         1,942          1,942
    Rent                          0          85           85            85            170
    Interest                     51           0           51             0             51

Total expenses                4,353       1,630        4,900        30,197         36,417

Net loss                     (4,353)     (1,630)      (4,900)      (26,725)  $    (32,945)

Retained earnings,
beginning of period         (28,592)    (26,415)     (28,045)       (1,320)

Deficit accumulated during
the development stage     $ (32,945)   $(28,045)  $  (32,945)  $   (28,045)

Earnings ( loss ) per share
assuming dilution:
Net loss                  $   (0.01)   $   0.00   $    (0.01)  $     (0.03)  $      (0.05)

Weighted average
Shares outstanding           896,000    896,000      896,000       896,000        698,611

The accompanying notes are an integral part of these financial statements.

                       GOURMET GIFTS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
   FOR THE PERIOD FROM SEPTEMBER 24,1997, (Date of Inception)
                      TO SEPTEMBER 30, 2000
                                                       Additional
                                      Common Stock      Paid-in
                                   Shares      Amount   Capital    Total
Balance,
September 24, 1997                     ---   $   ---   $    ---   $     ---

Issuance of common stock for cash
September, 1997                     250,000      250      4,750       5,000

Balance, September 30, 1997         250,000      250      4,750       5,000

Issuance of common stock for cash
September, 1998                     646,000      646     31,654      32,300

Less offering costs                       0        0     (6,215)     (6,215)

Less net loss                             0        0          0      (1,320)

Balance, September 30, 1998         896,000      896     30,189      29,765

Less offering costs                       0        0       (878)       (878)

Less net loss                             0        0          0     (26,725)

Balance, September 30,1999          896,000      896     29,311       2,162

Less net loss                             0        0          0      (4,900)

Balance, September 30, 2000         896,000   $  896   $ 29,311   $  (2,738)

 The accompanying notes are an integral part of these financial statements

                       GOURMET GIFTS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                    STATEMENTS OF CASH FLOWS
             (With Cumulative Figures From Inception

                                                                                            From Inception,
                             Three months ended Sept. 30,  Twelve months ended Sept. 30,    Sept. 24, 1997, to
                                         2000         1999        2000         1999        to Sept. 30, 2000
CASH FLOWS PROVIDED BY
OPERATING ACTIVITIES
Net Loss                              $  (4,353)    $(1,630)  $ (4,900)    $(26,725)    $  (32,945)
Non-cash items included in net loss           0           0          0            0              0
Adjustments to reconcile net loss to
 cash used by operating activity
     Prepaid expenses                     1,000           0          0            0              0
     Receivable from stockholder              0         450         50          (50)                       0
     Note payable to stockholder          3,000           0      3,000            0          3,000
     Interest payable to stockholder         51           0         51            0             51
     Accounts payable                         0        (500)         0       (2,315)             0

NET CASH PROVIDED BY
OPERATING ACTIVITIES                       (302)     (1,680)    (1,799)      (29,090)      (29,894)

CASH FLOWS USED BY
INVESTING ACTIVITIES                          0           0          0             0             0

     NET CASH USED BY
     INVESTING ACTIVITIES                     0           0          0             0             0

CASH FLOWS FROM FINANCING
ACTIVITIES
     Sale of common stock                    0            0          0             0           896
     Paid-in capital                         0            0          0             0        36,404
     Less offering costs                     0            0          0          (878)       (7,093)

NET CASH PROVIDED BY
FINANCING ACTIVITIES                         0            0          0          (878)       30,207

NET INCREASE IN CASH                      (302)      (1,680)    (1,799)      (29,968)    $     313

CASH AT BEGINNING
 OF PERIOD                                 615        3,792      2,112        32,080

CASH AT END OF PERIOD                $     313     $  2,112    $   313     $   2,112

 The accompanying notes are an integral part of these financial statements.

                       GOURMET GIFTS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                NOTES TO THE FINANCIAL STATEMENTS
           SEPTEMBER 30, 2000, AND SEPTEMBER 30, 1999


NOTE A    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The Company was incorporated on September 24, 1997, under the laws of the State of Nevada. The business purpose of the Company is the production and sale of gourmet gift items. In August of 1999 the Company had ceased operations and liquidated its inventories. The Company will resume operations if additional financing is obtained.

          The Company will adopt accounting policies and procedures based upon the nature of future transactions.

NOTE B    FISCAL YEAR

          In October of 1998 the Company adopted the period
          October 1 through September 30 as its fiscal year.

NOTE C    CHANGE OF INDEPENDENT ACCOUNTANTS

          Financial statements for the period ended September 30, 1998, were audited by Albright, Persing & Associates,
          Ltd., of Reno, Nevada. The Company named as its independent auditor David E. Coffey, CPA for the audit of September 30, 1999, financial statements.

NOTE D     OFFERING COSTS

          Offering costs are reported as a reduction in the amount of paid-in capital received for sale of the shares.

NOTE E    EARNINGS (LOSS) PER SHARE

          Basic EPS is determined using net income divided by the weighted average shares outstanding during the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding, assuming all dilutive potential common shares were issued. Since the Company has no common shares that are potentially issuable, such as stock options, convertible securities or warrants, basic and diluted EPS are the same.

                       GOURMET GIFTS, INC.
                  (A DEVELOPMENT STAGE COMPANY)
                NOTES TO THE FINANCIAL STATEMENTS
           SEPTEMBER 30, 2000, AND SEPTEMBER 30, 1999

(continued)

NOTE F    STOCK OFFERINGS

          In September of 1997, the Company completed the sale of 250,000 shares of its common stock at $.02 per share for $5,000. Then in September of 1998 the Company issued another 646,000 shares of its common stock at $.05 per share for a total of $32,300. The proceeds were to be used for the production and sale of gourmet gift items.

NOTE G     RELATED PARTY TRANSACTIONS

          In September of 1997 the Company issued 250,000 shares of its common stock to officers at $.02 per share for a total of $5,000.

          In May of 1999 the Company paid one of its shareholders
          $4,500 for services performed to complete filing requirements of the Securities & Exchange Commission.

          Prior to ceasing operations in August of 1999 the Company had paid two of its officers $10,000 and $2,214, respectively, for consulting services performed during start-up of operations.

          In June of 1999 the Company sold the remainder of its packaging inventory to a shareholder for $500, which resulted in a loss of $1,942.

          In August of 2000, a shareholder advanced $3,000 to the Company, evidenced by a Note payable on demand plus 12% annual interest.

NOTE H     LIQUIDATION OF INVENTORY

          In June of 1999 the Company liquidated its inventory. Spoiled perishable items at a cost of $3,293 were discarded at a total loss. Packaging supplies at a cost of $2,442 were sold to a shareholder for $500, which resulted in a loss of $1,942. The Company will resume operations if additional financing is obtained.

NOTE I    SUSPENSION OF OPERATIONS

          On August 8, 1999, the Board of Directors resolved to suspend operations in the gift box business and to pursue other opportunities which may become available.


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